FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

 13 August 2019

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs") and a Closely Associated Person ("CAP")

The following transactions took place on 09 August 2019:

1.   Andy Maguire transferred 17,000 HSBC Holdings plc ordinary shares of US$0.50 to his spouse and CAP, Joanne Dawson, for nil consideration.

2.   Ian Stuart acquired 225,000 units of HSBC Bank plc autocallable notes linked to underlying indices at a price of £1 per unit.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Andy Maguire

2 - Reason for the notification

Position/status			Group Chief Operating Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-08-09	Ordinary shares of US$0.50 each	GB0005405286	Outside a trading venue		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Transfer of Ordinary shares to spouse/CAP			£0	17,000	£0
		Aggregated	£0	17,000	£0

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Joanne Dawson

2 - Reason for the notification

Position/status			Closely associated person of Andy Maguire, Group Chief Operating Officer, HSBC Holdings plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-08-09	Ordinary shares of US$0.50 each	GB0005405286	Outside a trading venue		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Transfer of Ordinary shares from spouse/PDMR			£0	17,000	£0
		Aggregated	£0	17,000	£0

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Bank plc

Legal Entity Identifier code			MP6I5ZYZBEU3UXPYFY54

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-08-09	EIS 853 GBP 5Y Decreasing Phoenix SPX UKX SX5E 95% to 75% 65% 8.30%	XS2041116695	Xtrakter (XCOR)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition			£1	225,000	£225,000
		Aggregated	£1	225,000	£225,000

For any queries related to this notification, please contact:

Larissa Wilson
Shareholder Services
020 7991 0595

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Richard Gray
Title: Group Company Secretary

Date: 13 August 2019